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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21295				August 19, 2021
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust I
4. Address of principal executive office (number, street, city, state, zip code):

277 Park Avenue, New York, NY 10172

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule l 7f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SECfs Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid 0MB control number. Filing of Form N-l 7f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company . The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3 507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 19, 2021, and from the last examination date (as detailed in Appendix A) through August 19, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 19, 2021, and from the last examination date (as detailed in Appendix A) through August 19, 2021 with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust I

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

February 7, 2022
Date

Appendix A

Fund	Date of last examination

JPMorgan New York Municipal Money Market Fund	February 28, 2021
JPMorgan Tax Free Money Market Fund	February 28, 2021
JPMorgan New York Tax Free Bond Fund	February 28, 2021
JPMorgan California Municipal Money Market Fund	February 28, 2021
JPMorgan 100% U.S. Treasury Securities Money Market Fund	February 28, 2021
JPMorgan Diversified Fund	June 30, 2021
JPMorgan U.S. Value Fund	June 30, 2021
JPMorgan U.S. Equity Fund	June 30, 2021
JPMorgan Emerging Markets Equity Fund	October 31, 2020
JPMorgan International Value Fund	October 31, 2020
JPMorgan U.S. Small Company Fund	June 30, 2021
JPMorgan Small Cap Equity Fund	June 30, 2021
JPMorgan Tax Aware Equity Fund	October 31, 2020
JPMorgan U.S. Research Enhanced Equity Fund	June 30, 2021
JPMorgan Mid Cap Equity Fund	June 30, 2021
JPMorgan Small Cap Sustainable Leaders Fund	June 30, 2021
JPMorgan Emerging Markets Debt Fund	February 28, 2021
JPMorgan California Tax Free Bond Fund	February 28, 2021
JPMorgan Small Cap Blend Fund	June 30, 2021
JPMorgan Research Market Neutral Fund	October 31, 2020
JPMorgan Intermediate Tax Free Bond Fund	February 28, 2021
JPMorgan Europe Dynamic Fund	October 31, 2020
JPMorgan International Equity Fund	October 31, 2020
JPMorgan Federal Money Market Fund	February 28, 2021
JPMorgan Prime Money Market Fund	February 28, 2021
JPMorgan U.S. Applied Data Science Value Fund	June 30, 2021
JPMorgan U.S. GARP Equity Fund	June 30, 2021
JPMorgan U.S. Sustainable Leaders Fund	June 30, 2021
JPMorgan Value Advantage Fund	June 30, 2021
JPMorgan Tax Aware Real Return Fund	October 31, 2020
JPMorgan U.S. Large Cap Core Plus Fund	June 30, 2021
JPMorgan SmartRetirement 2020 Fund	June 30, 2021
JPMorgan SmartRetirement 2030 Fund	June 30, 2021
JPMorgan SmartRetirement 2040 Fund	June 30, 2021
JPMorgan SmartRetirement Income Fund	June 30, 2021
JPMorgan Income Builder Fund	October 31, 2020
JPMorgan SmartRetirement 2025 Fund	June 30, 2021
JPMorgan SmartRetirement 2035 Fund	June 30, 2021
JPMorgan SmartRetirement 2045 Fund	June 30, 2021
JPMorgan SmartRetirement 2050 Fund	June 30, 2021

Fund	Date of last examination
JPMorgan High Yield Municipal Fund	February 28, 2021
JPMorgan Total Return Fund	February 28, 2021
JPMorgan Strategic Income Opportunities Fund	February 28, 2021
JPMorgan Access Balanced Fund	June 30, 2021
JPMorgan Access Growth Fund	June 30, 2021
JPMorgan Inflation Managed Bond Fund	February 28, 2021
JPMorgan Managed Income Fund	February 28, 2021
JPMorgan Unconstrained Debt Fund	February 28, 2021
JPMorgan Global Allocation Fund	October 31, 2020
JPMorgan Equity Focus Fund	June 30, 2021
JPMorgan Floating Rate Income Fund	February 28, 2021
JPMorgan International Focus Fund	October 31, 2020
JPMorgan SmartRetirement 2055 Fund	June 30, 2021
JPMorgan Emerging Markets Strategic Debt Fund	October 31, 2020
JPMorgan SmartRetirement Blend Income Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2020 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2025 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2030 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2035 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2040 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2045 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2050 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2055 Fund	June 30, 2021
JPMorgan Global Bond Opportunities Fund	February 28, 2021
JPMorgan Corporate Bond Fund	February 28, 2021
JPMorgan Short Duration Core Plus Fund	February 28, 2021
JPMorgan Hedged Equity Fund	June 30, 2021
JPMorgan Income Fund	February 28, 2021
JPMorgan Opportunistic Equity Long/Short Fund	October 31, 2020
JPMorgan SmartRetirement 2060 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2060 Fund	June 30, 2021

Report of Independent Accountants

To the Board of Trustees of JPMorgan Trust I

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of JPMorgan Trust I) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 19, 2021. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 19, 2021, and with respect to agreement of security purchases and sales, for the period from our last examination date (as detailed in Appendix A) through August 19, 2021:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management;

•

Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, www.pwc.com/us

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 19, 2021 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 7, 2022

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Appendix A

Fund	Date of last examination
JPMorgan New York Municipal Money Market Fund	February 28, 2021
JPMorgan Tax Free Money Market Fund	February 28, 2021
JPMorgan New York Tax Free Bond Fund	February 28, 2021
JPMorgan California Municipal Money Market Fund	February 28, 2021
JPMorgan 100% U.S. Treasury Securities Money Market Fund	February 28, 2021
JPMorgan Diversified Fund	June 30, 2021
JPMorgan U.S. Value Fund	June 30, 2021
JPMorgan U.S. Equity Fund	June 30, 2021
JPMorgan Emerging Markets Equity Fund	October 31, 2020
JPMorgan International Value Fund	October 31, 2020
JPMorgan U.S. Small Company Fund	June 30, 2021
JPMorgan Small Cap Equity Fund	June 30, 2021
JPMorgan Tax Aware Equity Fund	October 31, 2020
JPMorgan U.S. Research Enhanced Equity Fund	June 30, 2021
JPMorgan Mid Cap Equity Fund	June 30, 2021
JPMorgan Small Cap Sustainable Leaders Fund	June 30, 2021
JPMorgan Emerging Markets Debt Fund	February 28, 2021
JPMorgan California Tax Free Bond Fund	February 28, 2021
JPMorgan Small Cap Blend Fund	June 30, 2021
JPMorgan Research Market Neutral Fund	October 31, 2020
JPMorgan Intermediate Tax Free Bond Fund	February 28, 2021
JPMorgan Europe Dynamic Fund	October 31, 2020
JPMorgan International Equity Fund	October 31, 2020
JPMorgan Federal Money Market Fund	February 28, 2021
JPMorgan Prime Money Market Fund	February 28, 2021
JPMorgan U.S. Applied Data Science Value Fund	June 30, 2021
JPMorgan U.S. GARP Equity Fund	June 30, 2021
JPMorgan U.S. Sustainable Leaders Fund	June 30, 2021
JPMorgan Value Advantage Fund	June 30, 2021
JPMorgan Tax Aware Real Return Fund	October 31, 2020
JPMorgan U.S. Large Cap Core Plus Fund	June 30, 2021
JPMorgan SmartRetirement 2020 Fund	June 30, 2021
JPMorgan SmartRetirement 2030 Fund	June 30, 2021

3

Fund	Date of last examination
JPMorgan SmartRetirement 2040 Fund	June 30, 2021
JPMorgan SmartRetirement Income Fund	June 30, 2021
JPMorgan Income Builder Fund	October 31, 2020
JPMorgan SmartRetirement 2025 Fund	June 30, 2021
JPMorgan SmartRetirement 2035 Fund	June 30, 2021
JPMorgan SmartRetirement 2045 Fund	June 30, 2021
JPMorgan SmartRetirement 2050 Fund	June 30, 2021
JPMorgan High Yield Municipal Fund	February 28, 2021
JPMorgan Total Return Fund	February 28, 2021
JPMorgan Strategic Income Opportunities Fund	February 28, 2021
JPMorgan Access Balanced Fund	June 30, 2021
JPMorgan Access Growth Fund	June 30, 2021
JPMorgan Inflation Managed Bond Fund	February 28, 2021
JPMorgan Managed Income Fund	February 28, 2021
JPMorgan Unconstrained Debt Fund	February 28, 2021
JPMorgan Global Allocation Fund	October 31, 2020
JPMorgan Equity Focus Fund	June 30, 2021
JPMorgan Floating Rate Income Fund	February 28, 2021
JPMorgan International Focus Fund	October 31, 2020
JPMorgan SmartRetirement 2055 Fund	June 30, 2021
JPMorgan Emerging Markets Strategic Debt Fund	October 31, 2020
JPMorgan SmartRetirement Blend Income Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2020 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2025 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2030 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2035 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2040 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2045 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2050 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2055 Fund	June 30, 2021
JPMorgan Global Bond Opportunities Fund	February 28, 2021
JPMorgan Corporate Bond Fund	February 28, 2021
JPMorgan Short Duration Core Plus Fund	February 28, 2021
JPMorgan Hedged Equity Fund	June 30, 2021
JPMorgan Income Fund	February 28, 2021
JPMorgan Opportunistic Equity Long/Short Fund	October 31, 2020
JPMorgan SmartRetirement 2060 Fund	June 30, 2021
JPMorgan SmartRetirement Blend 2060 Fund	June 30, 2021

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